UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54893/December 7, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12475

In the Matter of	:	
	:	
FUELNATION, INC.,	:	ORDER MAKING FINDINGS AND
SDT HOLDING CORP.,	:	REVOKING REGISTRATIONS
SAMESSA HOLDING CORP.,	:	BY DEFAULT AS TO THREE
SILVER QUEST, INC., and	:	RESPONDENTS
SYTRON, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 8, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents FuelNation, Inc. (FuelNation), Sytron, Inc. (Sytron), and Silver Quest, Inc. (Silver Quest), were served with the OIP on November 11, 2006. Respondent SDT Holding Corp. (SDT) and Samessa Holding Corp. (Samessa) were served with the OIP on November 14, 2006, and November 13, 2006, respectively. Respondents' Answers to the OIP were due ten days after service. OIP at 3; 17 C.F.R. § 201.220(b). FuelNation faxed a copy of its Answer to the Office of the Secretary on November 20, 2006. To date, none of the other Respondents have filed an Answer.[1] On November 30, 2006, I held a telephonic prehearing conference, at which only the Division of Enforcement (Division) and FuelNation appeared.

On November 22, 2006, the Division filed Motions For Default and Leave to File Motion For Summary Disposition, and Brief in Support, in which it requested that Sytron, Silver Quest, and SDT be held in default, pursuant to Rule 155(a) of the Commission's Rules of Practice.[2] As relief, the Division requested that the registration of each class of their securities registered pursuant to Section 12 of the Exchange Act be revoked.

SDT, Silver Quest, and Sytron are in default for failing to appear at a scheduled prehearing conference, file an Answer to the OIP, respond to the Division's motion for default within the time provided, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f),

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[1] On November 29, 2006, Samessa consented to an order revoking each class of its registered securities, pursuant to Section 12(j) of the Exchange Act. FuelNation, Inc., Exchange Act Release No. 54826.

[2] The Division filed a Motion to Dismiss FuelNation from this proceeding on December 6, 2006.

.221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true, as to SDT, Silver Quest, and Sytron.

SDT (CIK No. 927652) is a dissolved Colorado corporation located in Guildford, Surrey, England, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. SDT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1997.

Silver Quest (CIK No. 1051843) is a dissolved Idaho corporation located in Aurora, Colorado, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Silver Quest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1998, which reported a net loss of $13,843 accumulated during the company's development stage.

Sytron (CIK No. 1021525) is a Pennsylvania corporation located in Broomfield, Colorado, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Sytron is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on February 1, 2000, which reported a net loss of $594,376 for the year ended September 30, 1999. On September 18, 2000, a company creditor filed an involuntary Chapter 7 petition in the United States Bankruptcy Court for the District of Colorado, which is still pending. As of October 27, 2006, the company's stock (symbol "SITRQ") was quoted on the Pink Sheets, had one market maker, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

SDT, Silver Quest, and Sytron are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their most recent address shown in their most recent filings with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, SDT, Silver Quest, and Sytron failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of SDT, Silver Quest, and Sytron.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of SDT Holding Corp., Silver Quest, Inc., and Sytron, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge